SILICON VALLEY ANN ARBOR BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SINGAPORE

April 26, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Alan Campbell
Jeffrey Gabor

Re:	Singular Genomics Systems, Inc.

Draft Registration Statement on Form S-1

Submitted March 22, 2021

CIK No. 0001850906

Dear Mr. Campbell:

Singular Genomics Systems, Inc. (the “Company”) has electronically transmitted via EDGAR its Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company, dated April 16, 2021, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the April 16, 2021 letter in bold and italicized print, and the Company’s responses are provided below each comment.

Draft Registration Statement on Form S-1 submitted March 22, 2021

Prospectus Summary

Overview, page 1

1.	Please revise your prospectus summary to include a balanced discussion of your company and products. For example:

•

revise to clarify that you have no experience manufacturing your products in commercial quantities, conducting sales and marketing activities at scale, or managing customer support at the commercial level;

Securities and Exchange Commission

April 26, 2021

•	discuss whether any third parties tested or evaluated your products prior to the beta pilot program for the G4 Integrated Solution;

•	revise to discuss whether users in the beta pilot program have achieved the performance metrics that are referenced throughout this section; and

•	disclose that you do not currently intend to seek FDA clearance for the clinical diagnostic use of your products and that your products will be sold for research use only.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and has revised pages 1, 2, 5, 9 and 10 of the Registration Statement to provide a balanced discussion of the Company and its products.

2.

We note your disclosures here and throughout your document that your products are designed to “empower clinicians”, have broad potential application across “clinical” markets, that limitations remain in incorporating current sequencing technologies and products into “routine clinical practice” and similar statements. However, your disclosure on pages 47, 101 and 109 indicates that your products are not designed as clinical diagnostic tests or as medical devices, that you do not intend to pursue clinical diagnostics applications and that your products are labeled for research use only.

Accordingly, please revise throughout to remove your statements regarding the potential clinical use of your products and the limitations of current sequencing products in clinical practice or advise.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that CLIA-certified laboratories have the ability to develop laboratory developed tests (“LDTs”) using research use only (“RUO”) products and that currently most NGS-based diagnostic tests are performed as LDTs on DNA sequencers that are intended for RUO.

Additionally, the Company has revised page 10 to (i) include disclosure to clarify that the Company plans to sell and market its products for RUO, but that customers may be able to use them in clinical applications, such as performing LDTs and (ii) clarify that in the near term, references throughout the prospectus to clinicians, clinical markets and clinical practice all refer to the potential use of RUO labeled products for LDTs.

Securities and Exchange Commission

April 26, 2021

Applications for the G4 Integrated Solution, page 5

3.

Please revise to provide the basis for your statement that HD-Seq enables higher accuracy than existing rare variant detection methods and describe the study in which you demonstrated 99.99% accuracy for 100 base reads with your current methodology.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and has revised pages 5 and 99 to provide additional disclosure describing the study in which the Company was able to demonstrate 99.99% accuracy with its HD-Seq technology. Additionally, the Company has revised pages 5 and 99 to clarify that HD-Seq provides higher accuracy than standard single-strand NGS sequencing methods.

Markets, page 9

4.

Please disclose any material assumptions and limitations associated with your market estimates. Please also revise this section to reflect your disclosure elsewhere in the document that you intend to market your products for research use only.

RESPONSE TO COMMENT 4:

The Company acknowledges the Staff’s comment and has revised pages 9, 10, 105, 106 and 107 to provide material assumptions and limitations associated with the market estimates. Additionally, the Company has provided additional disclosure to clarify that the Company intends to initially market its products as RUO products.

Implications of Being an Emerging Growth Company, page 11

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment and has provided and will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. In addition, to the extent the Company uses any such written communications, the Company advises the Staff that potential investors will not be able to retain such written communications.

Securities and Exchange Commission

April 26, 2021

Risk Factors

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited, page 31

6.	Please quantify your net operating loss carryforwards and research tax credits.

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff’s comment and has revised page 32 to quantify the Company’s net operating loss carryforwards and tax credit carry forwards.

Special Note Regarding Forward-Looking Statements, page 61

7.

We note the statement that you undertake no obligation to update forward-looking statements publicly for any reason following the date of the prospectus. Please revise to clarify that you will update this information to the extent required by law.

RESPONSE TO COMMENT 7:

The Company acknowledges the Staff’s comment and has revised page 63 to clarify that the Company will update forward-looking information to the extent required by law.

Market, Industry and Other Data, page 62

8.

We note your statement that third party information regarding market and industry data has not been independently verified. We further note your statement that the content of the third-party sources, except to the extent set forth in this prospectus, does not constitute a portion of the prospectus. These statements may imply an inappropriate disclaimer of responsibility with respect to such information that appears in your prospectus. Please either delete these statements or specifically state that you are liable for the information related to the market and industry data and your internal company research that appears in the prospectus.

RESPONSE TO COMMENT 8:

The Company acknowledges the Staff’s comment and has revised page 64 to delete the statements disclaiming responsibility for third party information and third party sources referenced in the Staff’s comment.

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April 26, 2021

Business

Capabilities of the G4 Integrated Solution, page 92

9.

Please revise your disclosure to describe how the capabilities referenced in this section (e.g. Q30 on greater than 70% of base calls, 4.0 minute cycle time, 150 million reads per flow cell) were assessed or observed.

RESPONSE TO COMMENT 9:

The Company acknowledges the Staff’s comment and has revised page 98 to provide disclosure regarding how such capabilities were assessed and observed.

10.

We note your statements that you are “targeting” Q30 for greater than 80% of base calls for 150 base reads, 2.5 minute cycle times for each base sequenced (as compared to a current 4.0 minute cycle time) and 330 million reads per flow cell at commercial launch (as compared to demonstrated capability to produce 150 million reads per flow cell). Please revise to briefly discuss the anticipated developments that will permit you to meet these performance goals.

RESPONSE TO COMMENT 10:

The Company acknowledges the Staff’s comment and has revised pages 97 and 98 to briefly discuss how the Company expects to meet these performance goals at commercial launch.

Applications for the G4 Integrated Solution, page 94

11.	Please revise this section to describe the study or trial in which you generated the data on page 95. Please also describe the significance of the “Read 1” and “Read 2” lines in the chart.

RESPONSE TO COMMENT 11:

The Company acknowledges the Staff’s comment and has revised pages 98 and 99 to describe the study that generated the data and to provide additional disclosure regarding the significance of the “Read 1” and “Read 2” disclosure.

Competitive Strengths, page 102

12.

Please revise to provide the basis for your statement that the G4 Integrated Solution and planned PX Integrated Solution offer differentiated performance as measured by various KPIs. To the extent either product has yet to achieve differentiated performance in these indicators in comparative analyses, please revise your disclosure accordingly.

Securities and Exchange Commission

April 26, 2021

RESPONSE TO COMMENT 12:

The Company acknowledges the Staff’s comment and has revised page 107 to delete the disclosure regarding the differentiated performance as measured by KPIs.

Intellectual Property, page 107

13.	Please revise to describe the material terms of your license agreement with The Trustees of Columbia University in the City of New York including:

•	the date of the agreement and the identity of each of the parties to the agreement;

•	each parties’ rights and obligations under the agreement;

•	quantify all payment made to date;

•	disclose separately the aggregate amount of all potential development, regulatory and commercial milestone payments;

•	disclose the amount of option fees for any additional patents or intellectual property;

•	quantify the royalty rate, or a range no greater than 10 percentage points per tier;

•	disclose when royalty provisions expire, if the expiration is based on a number of years following commercialization, disclose the number of years;

•	disclose the expiration date; and

•	describe any termination provisions.

Please also file the agreement as an exhibit to your registration statement.

RESPONSE TO COMMENT 13:

The Company acknowledges the Staff’s comment and has revised pages 77 and 114 to disclose the material terms of the license agreement, as amended, with The Trustees of Columbia University in the City of New York (the “Columbia Agreement”). The Company has also revised page 45 to include a risk factor regarding the Columbia Agreement. Additionally, the Company has filed the Columbia Agreement as an exhibit to the Registration Statement.

14.

Please revise to disclose for each material patent and patent application the specific product(s) to which such patents or patent applications relate and the type of patent protection. Please also disclose the jurisdictions of your issued patents and your European patent applications.

RESPONSE TO COMMENT 14:

The Company acknowledges the Staff’s comment and has revised page 113 to provide additional disclosure regarding the Company’s patents and patent applications.

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Securities and Exchange Commission

April 26, 2021

Please do not hesitate to contact me at (858) 436-8046 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Ryan J. Gunderson

cc:	Dalen Meeter